Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Appoints Mr. Eitan Noah as Chief
Financial Officer

o	Steakholder Foods is excited to announce the promotion of VP Finance, Eitan Noah, to CFO.
o
Mr. Noah, an experienced finance leader, has been an integral part of the company’s finance team since 2021 and has demonstrated a deep understanding of the company’s operations, financials, and strategic priorities.

Rehovot, Israel, March 2, 2023 — Steakholder Foods Ltd. (Nasdaq: STKH), (formerly MeaTech 3D: MITC), an international deep-tech food company at the forefront of the cultivated meat industry, is excited to announce the promotion of a key member of its executive team. The current Vice President of Finance, Mr. Eitan Noah, will be assuming the position of the Company's Chief Financial Officer, as its current Chief Financial Officer, Guy Hefer, has decided to step down from his role.

Eitan Noah, B.A., CPA, will assume the CFO role on March 23, 2023, following the publication of the Company’s annual report. Mr. Noah has been the Company’s Vice President of Finance since January 2021. He is an integral member of the company's finance team, demonstrating exceptional leadership and financial acumen during his tenure, with a deep understanding of the company's operations, financials, and strategic priorities.

Before his tenure as VP Finance at Steakholder Foods, Mr. Noah was Director of Finance at Inception XR, Inc., and Controller and FP&A Manager at Fluence Corp. Ltd. Prior to that, he was a senior associate at PwC Israel. He holds a Bachelor’s degree in Economics from the Ben-Gurion University of the Negev, Israel, and is a certified practicing accountant.

Steakholder Foods CEO Arik Kaufman commented, “Mr. Noah is a core part of our leadership and has demonstrated his financial expertise alongside his strong commitment to the company’s vision over the past few years. We’re excited to continue working with him in this new stage of his path at Steakholder Foods.”

Mr. Noah’s appointment follows the decision of Mr. Guy Hefer to step down from the Chief Financial Officer role, for personal reasons. Under his leadership, Steakholder Foods has grown to be a multinational leader in the field of cultivated meat, and the first cell agriculture developer whose securities are traded on the Nasdaq Capital Market.

Mr. Hefer stated, “I want to express my deepest appreciation for Steakholder Foods and their top-notch team and wish the Company all the best in the future. I’ve had the pleasure of working alongside Eitan and have no doubt that he is the right man for the job, as an experienced finance leader with a deep understanding of the company. Steakholder Foods is poised to be a major player in the cultured food revolution, and it has been my distinct honor to play a role in the company’s journey.” He added, “It is with mixed emotions that I announce my decision to step down from my role as the company’s CFO. Serving as CFO has been an honor and a privilege, and I am grateful for the opportunity to have worked alongside such a talented and dedicated team. I am proud of the progress that we have made together during my tenure. We have successfully navigated a rapidly changing market environment, and I am confident that our company will continue to thrive under the leadership of our talented executive team and the dedicated employees who work tirelessly every day to drive our success. I also want to express my gratitude to our shareholders for their support and trust over the years. I look forward to following our progress in the years ahead”.

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Mor Glotter-Nov Steakholder Foods info@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com